INSPIRED BUILDERS, INC.
233 Wilshire Boulevard, Suite 830
Santa Monica, California 90401

February 14, 2013

VIA EDGAR
Mr. Mindy Hooker, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  Inspired Builders, Inc.
        Form 10-K for the year ended September 30, 2012
        Filed January 15, 2013
        File No. 333-171636

Dear Ms. Hooker:

We are in receipt of your comment letter dated February 1, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Report of Independent Registered Public Accounting Firm, page F-1

1)
Please request that your auditor provide an audit opinion, if appropriate, which properly reflects the requirements set forth in Auditing Standard No. 1 as established by the PCAOB and amend your filing to include the revised audit report.

Response: Our auditor has provided, and we have included in our amendment number 1 to Form 10-K for the fiscal year ended September 31, 2012, an audit opinion which properly reflects the requirements set forth in Auditing Standard No. 1 as established by the PCAOB.

2)
Additionally, please ask your independent auditor to revise their report to include the fiscal year 2011 financial information, if appropriate, or amend your filing to provide a separate report which covers this financial information.

Response: Our auditor has revise and provided, and we have included in our amendment number 1 to Form 10-K for the fiscal year ended September 31, 2012, an audit opinion that includes the fiscal year 2011 financial information.

The Company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Carlos Salas

Carlos Salas
CEO and Director